SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 8)

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)
Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

Rodney L. Moore
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
214-746-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

1	NAME OF FILING PARTIES

TW Southcross Aggregator LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
55,811,662 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
55,811,662 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,811,662 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.7% (3)

14	TYPE OF REPORTING PERSON
PN - limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of TW Southcross Aggregator LP to SHB, TW Southcross Aggregator LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAME OF FILING PARTIES

TW/LM GP Sub, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
55,811,662 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
55,811,662 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,811,662 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.7% (3)

14	TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of TW/LM GP Sub, LLC to SHB, TW/LM GP Sub, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAME OF FILING PARTIES

Tailwater Energy Fund I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
55,811,662 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
55,811,662 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,811,662 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.7% (3)

14	TYPE OF REPORTING PERSON
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of Tailwater Energy Fund I LP to SHB, Tailwater Energy Fund I LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAME OF FILING PARTIES

TW GP EF-I, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
55,811,662 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
55,811,662 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,811,662 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.7% (3)

14	TYPE OF REPORTING PERSON
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of TW GP EF-I, LP to SHB, TW GP EF-I, LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAME OF FILING PARTIES

TW GP EF-I GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
55,811,662 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
55,811,662 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,811,662 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.7% (3)

14	TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of TW GP EF-I GP, LLC to SHB, TW GP EF-I GP, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAME OF FILING PARTIES

TW GP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
55,811,662 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
55,811,662 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,811,662 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.7% (3)

14	TYPE OF REPORTING PERSON
00 – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of TW GP Holdings, LLC to SHB, TW GP Holdings, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAME OF FILING PARTIES

Tailwater Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
55,811,662 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
55,811,662 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,811,662 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.7% (3)

14	TYPE OF REPORTING PERSON
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of Tailwater Holdings, LP to SHB, Tailwater Holdings, LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAME OF FILING PARTIES

Tailwater Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
55,811,662 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
55,811,662 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,811,662 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.7% (3)

14	TYPE OF REPORTING PERSON
00 – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of Tailwater Capital LLC to SHB, Tailwater Capital LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAME OF FILING PARTIES

Jason H. Downie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
55,811,662 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
55,811,662 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,811,662 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.7% (3)

14	TYPE OF REPORTING PERSON
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of Jason H. Downie to SHB, Mr. Downie may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

1	NAME OF FILING PARTIES

Edward Herring

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
55,811,662 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
55,811,662 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
55,811,662 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
71.7% (3)

14	TYPE OF REPORTING PERSON
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns 26,492,074 common units representing limited partner interests (“Common Units”), 17,105,875 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of Edward Herring to SHB, Mr. Herring may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(4) Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

This Amendment No. 8 amends and supplements the Schedule 13D first filed August 14, 2014, as amended by that certain Amendment No. 1 filed on December 8, 2014, that certain Amendment No. 2 filed on May 15, 2015, that certain Amendment No. 3 filed on February 17, 2016, that certain Amendment No. 4 filed on April 6, 2016, that certain Amendment No. 5 filed on April 13, 2016, that certain Amendment No. 6 filed on May 2, 2016, and that certain Amendment No. 7 filed on August 12, 2016 (the “Original Schedule 13D”), and as amended by this Amendment No. 8 (this “Schedule 13D”), and is being filed jointly by the Filing Parties with respect to the Common Units, Class B Convertible Units and Subordinated Units of SXE (as hereinafter defined).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D, as previously amended.

Item 1.	Security and Issuer

The second paragraph of Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:
“Southcross Holdings Borrower LP (“SHB”) owns of record 26,492,074 Common Units and all 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units that are outstanding.  SHB is an indirect, wholly owned subsidiary of Southcross Holdings LP (“Holdings”).  Holdings, through its indirect ownership of SHB, controls the activities of SHB.  Southcross Holdings GP LLC (“Holdings GP”) is the general partner of Holdings and in such capacity, controls the activities of Holdings.  Holdings GP is managed by a board of directors (the “Holdings GP Board”) who have the power and authority to manage and control the business and affairs of Holdings GP, including its control of the activities of Holdings.”

The fifth paragraph of Item 1 of the Original Schedule 13D is hereby amended by adding the following sentence as the last sentence of such paragraph:

“The Issuer subsequently determined to issue such Class B Convertible Units and issued the 279,303 Class B Convertible Units on May 9, 2016.”

Item 2.	Identity and Background

The first paragraph of Item 2(c) of the Original Schedule 13D (the paragraph immediately following “The principal business of each of the Filing Parties is as follows:”) is hereby amended and restated in its entirety as follows:

“Aggregator owns 33.3% of Holdings and 33.3% of Holdings GP.  Aggregator also owns 48.86% of the limited partnership interests in BBTS Holdings LP (f/k/a BlackBrush TexStar LP), a Delaware limited partnership (“BBTS-LP”), and BBTS GP LLC (f/k/a BlackBrush TexStar GP LLC), a Delaware limited liability company and the general partner of BBTS-LP.”

The last paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“Pursuant to the Plan (as defined below), EIG and Aggregator each own 33.33% of each of Holdings GP and Holdings and the Lenders own 33.34% of each of Holdings GP and Holdings.  As a result of the relationship of the Filing Parties, the EIG Parties and the Lenders among themselves, each of such parties may have been or continue to be members of a group under Rule 13d-5(b) with respect to the Common Units reported as beneficially owned by the Filing Parties in this Schedule 13D, although the Filing Parties do not affirm that, notwithstanding that such a group may have initially existed as of the closing of such transactions giving rise to the acquisition of beneficial ownership of such Common Units, such group is deemed to continue from and after such closing.”

Item 3.	Source and Amount of Funds or Other Consideration

The fourth paragraph of Item 3 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“On November 5, 2014, February 9, 2015, May 8, 2015, August 10, 2015, November 9, 2015, May 9, 2016, August 10, 2016 and November 14, 2016, Holdings received 256,078, 260,558, 265,118, 269,758, 274,478, 284,191, 289,165 and 294,226, respectively, Class B PIK Units from the Issuer as distributions on the Class B Convertible Units pursuant to the terms of the Partnership Agreement.  SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”), in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (i) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (ii) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  On February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units. The Issuer subsequently determined to issue such Class B Convertible Units and issued the 279,303 Class B Convertible Units on May 9, 2016.  As of December 29, 2016, Holdings had received a total of 2,472,875 Class B PIK Units from the Issuer as distributions on the Class B Convertible Units.”

Item 3 of the Original Schedule 13D is hereby amended by adding a new paragraph between the sixth and seventh paragraphs of Item 3, which reads in its entirety as follows:

“On December 29, 2016, the Issuer, Wells Fargo Bank, N.A., as administrative agent under the Revolving Credit Agreement (as defined below), and certain lenders party thereto entered into that certain Waiver and Fifth Amendment (the “Fifth Amendment”) to that certain Third Amended and Restated Revolving Credit Agreement, dated as of August 4, 2014, among the Issuer, as borrower, Wells Fargo Bank, N.A. as administrative agent, UBS Securities LLC and Barclays Bank PLC, as co-syndication agents, and a syndicate of lenders (as amended, the “Revolving Credit Agreement”).On December 29, 2016, in connection with the Fifth Amendment, Holdings contributed from cash on hand $17,000,000 pursuant to, and on the terms described in, the Equity Cure Agreement (as defined and described in Item 6), as amended by the First Amendment to Equity Cure Contribution Agreement, dated as of December 29, 2016 (as amended, the “Equity Cure Agreement”).  As of December 29, 2016, the Equity Cure Agreement is terminated pursuant to the Investment Agreement (as defined below).”

Item 4.	Purpose of Transaction

The second paragraph of Item 4(a) of the Original Schedule 13D is hereby deleted in its entirety.

Item 4(a) of the Original Schedule 13D is hereby further amended by adding the following paragraphs to the end of Item 4(a):

“Pursuant to the Fifth Amendment, until such time as the Issuer’s Consolidated Total Leverage Ratio (as defined in the Fifth Amendment) is less than 5.00 to 1.00, the Issuer is restricted from making cash distributions to the unitholders.

On December 29, 2016, in connection with the execution of the Fifth Amendment, Holdings entered into (a) an Investment Agreement (the “Investment Agreement”) with the Issuer and Wells Fargo Bank, N.A., (b) a Backstop Investment Commitment Letter (the “Backstop Agreement”) with the Issuer, Wells Fargo Bank, N.A. and certain direct and indirect owners of Holdings party thereto (each, a “Sponsor” and, collectively, the “Sponsors”) and (c) a First Amendment to the Equity Cure Agreement with the Issuer.

In connection with entering into the Investment Agreement, the Equity Cure Agreement terminated and Holdings has agreed to contribute up to an additional $15.0 million in the aggregate to the Issuer (the “Committed Amount”) upon the earlier to occur of December 31, 2017, notification from the Issuer of an event of default under the Revolving Credit Agreement or certain other events specified in the Investment Agreement.  In exchange for the amounts contributed pursuant to the Investment Agreement upon a Partial Investment Trigger or the Full Investment Trigger (as defined in the Investment Agreement), the Issuer will issue to Holdings, at Holdings’ election, either (a) a number of Common Units at an issue price equal to either (i) if the Common Units are listed on a national stock exchange, 93% of the volume weighted average price of such Common Units for the twenty day period immediately preceding the date of the contribution or (ii) if the Common Units are not listed on a national stock exchange, the fair market value of such Common Units as reasonably agreed by the Issuer and Holdings or (b) a senior unsecured note of the Issuer in an initial face amount equal to the amount of the contribution by Holdings, as described in the Investment Agreement (the “Investment Note”).

Pursuant to the Backstop Agreement, if, and only if, Holdings is unable to satisfy its funding obligations under the Investment Agreement with cash on hand upon the occurrence of a Partial Investment Trigger or a Full Investment Trigger, the Sponsors have agreed, severally and not jointly, to fund Holdings’ shortfall in providing the Committed Amount by contributing each Sponsor’s respective pro-rata portion of the shortfall to Holdings or, at the election of each Sponsor, directly to the Issuer. As consideration for any amounts contributed directly to the Issuer by a Sponsor pursuant to the Backstop Agreement, the Issuer will issue to such Sponsor the Common Units or Investment Note that would have otherwise been issued to Holdings under the Investment Agreement with respect to the amount contributed by such Sponsor.”

Item 4(b) of the Original Schedule 13D  is hereby amended and restated in its entirety as follows:

“SHB acquired 2,116,400 of the Common Units, Class B Convertible Units and Subordinated Units as part of the consideration for SXE to acquire TexStar’s Rich Gas System through the Drop-Down Contribution as described in Item 3 of this Schedule 13D and to establish a structure for common ownership and control of the Common Units, Class B Convertible Units and Subordinated Units through Holdings, as a new holding company of SXE, and its general partner Holdings GP, both of which are owned by EIG, Aggregator and the Lenders (as defined in Item 1(g) below). SHB acquired an additional 4,500,000 Common Units as part of the consideration for SXE to acquire certain assets through the Holdings Drop-Down Contribution.  SHB acquired an additional 2,472,875 Class B PIK Units as distributions on the Class B Convertible Units, as described in Item 3 of this Schedule 13D. SHB acquired an additional 8,389,188 Common Units pursuant to the Equity Cure Agreement as an equity cure, as further described in Item 3 and Item 6.  SHB acquired an additional 11,486,486 Common Units in connection with the Fifth Amendment and pursuant to the Equity Cure Agreement, as further described in Item 3 and Item 6. As a result of the relationship of Aggregator to Holdings and Holdings GP, and the relationship of the Filing Parties among themselves, as described in Item 2 and Item 5 of this Schedule 13D, each of the Filing Parties may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by SHB.”

Item 4(d) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“As of January 1, 2017, Andrew A. Cameron was elected as a director of the Board of the SXE GP.  As of January 6, 2017, the Board of SXE GP elected Bruce A. Williamson as its Chairman, President and Chief Executive Officer.  Mr. Williamson succeeded John E. Bonn, who stepped down as President and Chief Executive Officer of SXE GP, and David W. Biegler, the former Chairman of the General Partner.  Mr.  Biegler is continuing as a director of SXE GP.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

“(a and b) As of January 12, 2017, 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units are outstanding.  The Class B Convertible Units convert into Common Units at the Class B Conversion Rate on the Class B Conversion Date; the initial Class B Conversion Rate is 1.0 (i.e., one Common Unit for each Class B Convertible Unit). The Subordinated Units convert into Common Units on a one-for-one basis on the expiration of the Subordination Period. Because such Class B Convertible Units and Subordinated Units were acquired in connection with transactions having the purpose or effect of changing or influencing the control of SXE, such Class B Convertible Units and Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended. As a result of the relationship of the Filing Parties to SHB, each of the Filing Parties is deemed to be the beneficial owner, with shared power to vote or direct the vote and shared power to dispose or direct the disposition, of 55,811,662 Common Units, which constitutes approximately 71.7% of the outstanding Common Units (giving effect to the conversion of all outstanding Class B Convertible Units and Subordinated Units).

SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Partnership Agreement), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of Class B PIK Units, in accordance with the terms of the Partnership Agreement. However, the Issuer did not timely make such Class B Quarterly Distribution. The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled to Unpaid Class B PIK Rights. On February 14, 2016, SHB acquired Unpaid Class B PIK Rights equivalent to 279,303 Class B Convertible Units.  The Issuer subsequently determined to issue such Class B Convertible Units and issued the 279,303 Class B Convertible Units on May 9, 2016.

TW Southcross Aggregator LP

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7%(2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

TW/LM GP Sub, LLC

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

Tailwater Energy Fund I LP

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

TW GP EF-I LP

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

TW GP EF-I GP, LLC

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

Tailwater Holdings, LP

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

TW GP Holdings, LLC

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

Tailwater Capital LLC

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

Jason H. Downie

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

Edward Herring

Amount Beneficially Owned: 55,811,662 (1)

Percentage: 71.7% (2)

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 55,811,662 (1)

Sole power to dispose or to direct the disposition of: 0

Shared power to dispose or to direct the disposition of: 55,811,662 (1)

(1)
SHB directly owns of record all of the 26,492,074 Common Units representing limited partner interests, 17,105,875 Class B Convertible Units representing limited partner interests and 12,213,713 Subordinated Units representing limited partner interests in SXE of which each Reporting Person has beneficial ownership. SHB is owned of record 100% by Guarantor, and its non-economic general partner interest is held by Borrower GP, which is owned of record 100% by Guarantor. Guarantor is owned of record 99.98% by Holdings, and its 0.02% general partner interest is held by Guarantor GP, which is owned of record 99% by Holdings and 1% by Southcross Intermediary LLC, which is owned 100% by Holdings.  Holdings GP is the non-economic general partner of Holdings.

(2)
Based upon 48,516,567 Common Units, 17,105,875 Class B Convertible Units and 12,213,713 Subordinated Units outstanding as of January 12, 2017.  For purposes of this calculation, the initial Class B Conversion Rate of 1.0 (i.e., one Common Unit for each Class B Convertible Unit) was used, although the Class B Conversion Rate may vary.  See Item 1 of the Schedule 13D to which this cover page relates for a description of the securities to which this Schedule 13D relates.

Pursuant to the Plan, EIG and Aggregator each own 33.33% of each of Holdings GP and Holdings and the Lenders own 33.34% of each of Holdings GP and Holdings.

EIG, together with EIG Management Company, LLC, EIG Asset Management, LLC, EIG Global Energy Partners, LLC, The R. Blair Thomas 2010 Irrevocable Trust, The Randall Wade 2010 Irrevocable Trust, The Kristina Wade 2010 Irrevocable Trust, Randall S. Wade and R. Blair Thomas, are referred to collectively in this Schedule 13D as the “EIG Parties.”

Holdings GP, together with Holdings, Intermediary, Guarantor, Guarantor GP, SHB GP and SHB, are referred to collectively in this Schedule 13D as the “Holdings Parties”.

(c) There have been no reportable transactions in the Common Units, Class B Convertible Units or Subordinated Units that were effected in the last 60 days by the Filing Parties or Controlling Persons, except as described above and in Items 3 and 4, which are incorporated by reference in this Item 5(c).

(d) To the knowledge of the Filing Parties, no other person, other than the Filing Parties, the EIG Parties, the Lenders and the Holdings Parties (and each of their respective direct or indirect affiliates), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Units, Class B Convertible Units or Subordinated Units.

(e) Other than Southcross Energy LLC and Charlesbank Capital Partners, LLC, as previously reported in this Schedule 13D, no other Reporting Person has ceased to the beneficial owner of more than five percent of Common Units, Class B Convertible Units or Subordinated Units.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The first sentence of the fourth paragraph of Item 6 of the Original Schedule 13D is amended and restated in its entirety to read:

“The Holdings GP Agreement provides that Board of Directors of SXE GP (the “SXE GP Board”) shall be seven directors, currently consisting of Jason H. Downie, Nicholas J. Caruso, Jr., Wallace C. Henderson, Jerry W. Pinkerton, Bruce A. Williamson, David W. Biegler and Andrew A. Cameron.”

Item 6 of the Original Schedule 13D is amended by adding a new paragraph between the current seventh and eighth paragraphs of Item 6, to read in its entirety as follows:

“In connection with the Fifth Amendment and pursuant to, and on the terms described in, the Equity Cure Agreement, on December 29, 2016, Holdings contributed from cash on hand $17,000,000 (the “Holdings Investment”) to the Issuer.  In exchange for the Holdings Investment and pursuant to the Equity Cure Agreement, SXE issued 11,486,486 Common Units to SHB.  The number of Common Units was based on the volume weighted daily average price of a Common Unit, as reported on the New York Stock Exchange, for the 15 consecutive trading days ending on the second trading day prior to December 29, 2016, provided that such weighted daily average price would be no less than $0.89 per Common Unit and no greater than $1.48 per Common Unit.”

The last two paragraphs of the Item 6 of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

“The descriptions of the Drop-Down Contribution Agreement, the Primary Contribution Agreement, the Partnership Agreement, the SXE GP Agreement, the Holdings GP Agreement, the Holdings LP Agreement, the Holdings Drop-Down Contribution Agreement, the Equity Cure Agreement, the Investment Agreement and the Backstop Agreement (collectively, the “Transaction Agreements”) do not purport to be complete descriptions of all of the terms and conditions of each agreement. The foregoing descriptions are qualified in their entirety by reference to the full text of the Agreements, copies of which are Exhibits to this Schedule 13D and incorporated by reference herein.

The Transaction Agreements are filed as exhibits to this Schedule 13D only to provide investors with information regarding the terms and conditions of the Transaction Agreements, and not to provide investors with any other factual information regarding SXE or its subsidiaries or their business or operations. SXE’s investors should not rely on the representations and warranties in the Transaction Agreements or any descriptions thereof as characterizations of the actual state of facts or condition of SXE or any of its subsidiaries. Information concerning the subject matter of the representations and warranties in the Transaction Agreements may change after the date of the Transaction Agreements, and such subsequent information may or may not be fully reflected in SXE’s public disclosures or periodic reports filed with the Securities and Commission (the “SEC”). The Transaction Agreements should not be read alone, but should instead be read in relation with the other information regarding SXE and its subsidiaries, and their businesses and operations, that is or will be contained in, or incorporated by reference into, SXE’s Forms 10-K, Forms 10-Q and other documents that SXE files with or furnishes to the SEC.”

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Original Schedule 13D  is hereby amended by adding the following Exhibits:

Exhibit 1.
First Amendment to Equity Cure Contribution Agreement, dated December 29, 2016, by and between Southcross Energy Partners, L.P. and Southcross Holdings LP. (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K dated December 29, 2016).

Exhibit 2.
Investment Agreement, dated December 29, 2016, by and among Southcross Energy Partners, L.P., Southcross Holdings LP and Wells Fargo Bank, N.A. (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K dated December 29, 2016).

Exhibit 3.
Backstop Commitment Letter, dated December 29, 2016, by and among Southcross Energy Partners, L.P., Southcross Holdings LP, Wells Fargo Bank, N.A. and the Sponsors party thereto.  (incorporated herein by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K dated December 29, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 13, 2017

TW SOUTHCROSS AGGREGATOR LP,
a Delaware limited partnership

By:	TW/LM GP Sub, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW/LM GP SUB, LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TAILWATER ENERGY FUND I LP,
a Delaware limited partnership

By:	TW GP EF-I, LP,
its General Partner

By:	TW GP EF-I GP, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW GP EF-I, LP,
a Delaware limited partnership

By:	TW GP EF-I GP, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW GP EF-I GP, LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TAILWATER HOLDINGS, LP,
a Delaware limited partnership

By:	TW GP Holdings, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President

TW GP HOLDINGS, LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President

TAILWATER CAPITAL LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

/s/ Jason H. Downie
Jason H. Downie

/s/ Edward Herring
Edward Herring